UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33655

Paragon Shipping Inc.  The Nasdaq Stock Market
(Exact name of Issuer as specified in its Charter, and name of Exchange where security is listed and/or registered)

15 Karamanli Ave. GR 166 73 Voula, Greece Phone: +30 (210) 891-4600
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Class A Common Shares, par value $0.001 Preferred Stock Purchase Rights
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐17CFR240.12d2-2(a)(1)

☐17CFR240.12d2-2(a)(2)

☐17CFR240.12d2-2(a)(3)

☐17CFR240.12d2-2(a)(4)

☐ Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Paragon Shipping Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated: March 22, 2010	PARAGON SHIPPING INC.

	By:	/s/ Michael Bodouroglou
Michael Bodouroglou
Chief Executive Officer

SK 25744 0001 1079471